UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

756764106
(CUSIP Number)

ALEXANDER B. WASHBURN
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.